CanAlaska Ventures Ltd.

TSX.V – CVV   OTCBB: CVVLF

                                                                Toll Free 1.800.667.1870

www.canalaska.com

Waterbury Project Option Finalized

Airborne Geophysical Survey Nearing Completion

FOR IMMEDIATE RELEASE

                                            News Release

November 15, 2005, Vancouver, BC – CanAlaska Ventures Ltd. (TSX.V – CVV) is pleased to announce that, further to our previous October 12th, 2005 press release, CanAlaska has formally entered into an Option Agreement with Northwestern Mineral Ventures Inc. (TSX.V – NWT), on CanAlaska’s 100%-owned Waterbury Project in Saskatchewan’s Athabasca Basin.

The Waterbury Project is comprised of nine mineral claims for a total of 30,683 acres (12,417 hectares) in Saskatchewan’s highly prospective eastern Athabasca Basin.  The region hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world.  Uranium production from the Athabasca Basin accounts for over 30% of the world’s supply.  The Waterbury Project is near several known unconformity-type deposits. Two major fault systems associated with major uranium deposits underlie the project area.

Under the terms of the Agreement, CanAlaska will receive from Northwestern Mineral Ventures payment of C$150,000 and the issuance of 300,000 shares in stages, and Northwestern further commits to C$2 million in exploration expenditures on the claims in exchange for receiving an option to earn a 50% interest in the Project. CanAlaska will also receive a 3% net smelter royalty. Within 90 days of exercising its 50% option, Northwestern may elect to acquire an additional 10% interest by expending an additional $2 million on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Northwestern may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to CanAlaska 200,000 additional common shares, and expending a minimum of C$500,000 per year on the Project.  CanAlaska will act as operator of the property until Northwestern has a vested 60% interest, at which time Northwestern may become the operator.

A Fugro Geotem electromagnetic and magnetic airborne survey comprising 926 survey line kilometers is presently nearing completion on the Waterbury Project.  CanAlaska will be testing prospective targets with follow-up ground geophysics and diamond drilling during this winter exploration season.

The Waterbury Project is one of 16 Projects in the Athabasca Basin owned by CanAlaska.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, currently owning approximately 1,860,000 acres. CanAlaska has been actively engaged in exploring its properties.  The results of initial airborne and ground surveys have produced targets that will allow CanAlaska to drill test a minimum of 4 of its properties during this winter exploration season.  Management believes CanAlaska is well positioned in what has become the largest expansion in uranium exploration since the 1970s.  The Qualified Person for this Release is Peter Dasler, P.Geo.

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November 15, 2005

About CanAlaska Ventures

CanAlaska has 16 100% owned uranium projects in the Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region. CanAlaska has expended approximately C$4 million in exploring its properties and is presently analyzing data collected during the summer 2005 exploration program in preparation for winter drill programs.

On behalf of the Board of Directors Harry Barr, Chairman	Investor Contact: Emil Fung Tel:604.685.1870 1-800-667-1870 Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.  This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

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November 15, 2005